EXHIBIT 2(B)

Amendment dated October 31, 1995

Article VI, Sections 4 and 5 be amended to read:

         Section 4. Powers and Duties of the Chairman. The Trustees may, but need not, appoint from among their number a Chairman. When present he shall preside at the meetings of the Shareholders and of the Trustees. He may call meetings of the Trustees and of any Committee thereof whenever he deems it necessary. He shall have the power to employ attorneys and counsel for the Trust or any Series thereof and to employ such subordinate officers, agents, clerks and employees as he may find necessary to transact the business of the Trust or any Series thereof. He shall also have the power to grant, issue, execute or sign such powers of attorney, proxies or other documents as may be deemed advisable or necessary in furtherance of the interests of the Trust or any Series thereof.

         Section 5. Powers and Duties of the President. In the absence of the Chairman, the President may call meetings of the Trustees and of any Committee thereof when he deems it necessary and shall preside at all meetings of the Shareholders. The President shall be the Chief Executive Officer of the Trust and shall exercise general supervision and direction over the affairs of the Trust. Subject to the control of the Trustees and to the control of any Committees of the Trustees, within their resprective spheres, as provided by the Trustees, the President shall have such powers and duties, as from time to time may be conferred upon or assigned to him by the Trustees.